07026010

HINO

Hino Motors, Ltd.
3-1-1, Hino-dai, Hino-shi
Tokyo 191-8660, Japan

RECEIVED

2007 AUG 15 A 11:23

August 2, 2007

FEDERAL EXPRESS

SUPPL

Mr. Michael Coco
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

PROCESSED
AUG 22 2007
THOMSON
FINANCIAL

Re: Request for Reinstatement of the Exemption Granted Pursuant to Rule 12g3-2(b) for Hino Motors Ltd. (the "Company"); File No. 82-1388

Dear Mr. Coco:

On May 30, 2007, we wrote to respectfully request reinstatement of the Rule 12g3-2(b) exemption for the Company, which has lapsed due to non-compliance (the "Request for Reinstatement").

In support of the Request for Reinstatement, and in accordance with our counsel's July 27, 2007 conversation with you, we hereby make the following representation:

> To the best of the Company's knowledge, based solely on the inquiries of the Company and responses received by the Company from non-affiliated issuers of American depositary receipts and from holders of record of its authorized share capital ("Shares") that are brokers, dealers, banks or nominees for any of them ("Intermediaries") in accordance with Rules 12g5-1 and 12g3-2(a)(1), as of September 30, 2006, there were fewer than 300 holders of record of the Shares resident in the United States. The Company notes that certain such issuers and Intermediaries declined to respond to the Company's inquiry into holders of record of such American depositary receipts and of the number of separate accounts for which the Intermediaries hold Shares, and that the Company's knowledge as to the number of persons resident in the United States that hold its Shares is limited thereby.

The information set forth above is being furnished to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b). In accordance with subparagraphs (4) and (5) of Rule 12g3-2(b), the information and documents furnished herewith are being, and any

Dlw 8/16

HINO
Hino Motors, Ltd.
3-1-1, Hino-dai, Hino-shi
Tokyo 191-8660, Japan

information or documents furnished in the future by the Company pursuant to Rule 12g3-2(b) will be, furnished with the understanding that it shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither the Request for Reinstatement nor the furnishing of any such information or documents pursuant to Rule 12g3-2(b) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with respect to the Company's Request for Reinstatement, please contact our counsel, Thomas Plotz and Kimberly Drake of Pillsbury Winthrop Shaw Pittman LLP at 2300 N Street, N.W., Washington, D.C. 20037-1122,
Tel: 202-663-8000 (General).

Very truly yours,

Hino Motors,Ltd.

Ryuji Katayama

Ryuji Katayama
General Manager
General Administration Division

cc: Thomas Plotz

Kimberly Drake

END